

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 2, 2010

Mr. Sylvain Petrari
President
Singular Chef, Inc.
112 North Curry Street
Carson City, Nevada 89703

  Re: **Singular Chef, Inc.**
     Amendment No. 1 to Registration Statement on Form S-1
     Filed on February 19, 2010
     File No. 333-161240

Dear Mr. Petrari:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please note that our comments are contained under the relevant subheadings of your registration statement. We have not included references to page numbers as you have not numbered the pages, even though you include page references in your table of contents. For the sake of clarity, we encourage you to include page numbers in the next amendment to your registration statement.

Summary Information about Singular Chef, Inc.

1. We note your response to prior comment 4 from our letter dated September 1, 2009. Disclose the total amount of funds and length of time needed for your subscription-based website to be fully operational with the content and services described. Disclose the minimum amount of proceeds that the company needs to begin revenue-generating operations.

Interests of Named Experts and Counsel

2.   We refer you to your disclosures concerning Moore and Associates. Expand to disclose all the required information under Item 304 of Regulation S-X.

Market Opportunity

3.   We note your response to prior comment 19 from our letter dated September 1, 2009. Revise your discussion to remove or use shorter quotations from secondary sources and instead provide your own text to describe these concepts, which we presume represent your beliefs about your intended market. If you retain any quotations, revise this section to clarify in each instance whether you are directly quoting these sources. In addition, please supplementally provide a copy of the article from www.housewares.org.

Description of our Services

4.   We note your response to prior comment 21 from our letter dated September 1, 2009. Your disclosure does not appear to adequately support your statement that your marketing efforts will result in an average of 5 new subscriptions per day, presumably at a monthly subscription fee of $15. Please revise to provide further support. In addition, revise to clearly discuss why, at this stage in your development, you have set the monthly subscription fee at $15, which would be $180 per year.

Financial Statements

Statement of Cash Flows

5.   Please revise the statement of cash flows for the interim period and the fiscal year to present the proceeds from the subscription receivable in the period it was received. In addition, delete the line item, "Subscription Receivable."

Note 7 – Subsequent Events
Note 8 – Subsequent Events

6.   Please disclose whether the date is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Staff Attorney, at (202) 551-3273, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Thomas E. Puzzo, Esq.
     Via Facsimile (206) 260-0111